SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the month of February 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Director Shareholding
Released	15:20 7 Feb 2002
RNS Number	1470R

O G S

Directors' Shareholdings

Non-executive directors' regular saving scheme

Purchases of shares in the Company were made today on behalf of those non-executive directors who have elected to receive all or part of their fees in the form of shares, as follows:

(a) Mr G K Raab acquired 485 shares at a price of £5.10. This increases Mr Raab's holding to 26,587 ordinary shares, representing approximately 0.05% of the Company's issued share capital.

(b) Dr D L Drakeman acquired 786 shares at a price of £5.10. This increases Dr Drakeman's holding to 1,928 ordinary shares, representing approximately 0.004% of the Company's issued share capital;

(c) Dr J F Hill acquired 833 shares at a price of £5.10. This increases Dr Hill's holding to 2,037 ordinary shares, representing approximately 0.004% of the Company's issued share capital; and

J E Ilett
Company Secretary

7 February 2002

END

Company website

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Licenses Proteomics Patent
Released	07:00 8 Feb 2002
RNS Number	1537R

O G S

PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
Michael Kranda, Chief Executive Officer
Dr Raj Parekh, Chief Scientific Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

UK: Financial Dynamics
Melanie Toyne Sewell/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

GeneProt, Inc.
Burson Marsteller Chicago
Courtney Sandora
Tel: +1 (312) 596-3431
courtney_sandora@chi.bm.com

For Immediate Release

GeneProt Licences OGS' Automated Proteomics Patents

Oxford, UK and North Brunswick, New Jersey, 8 February 2002 – Oxford GlycoSciences Plc. (LSE: OGS; Nasdaq: OGSI) and GeneProt Inc. announced today that they have reached agreement on the licensing of OGS' automated proteomics U.S. Patent Numbers 6064754 and 6278794 and their foreign equivalents upon grant. GeneProt is the first licensee of these patents.

The terms of the seven-year, non-exclusive agreement stipulate that GeneProt will pay an up-front licensing fee of $1 million in cash and equity and will make additional annual payments, which will vary according to the existence of granted patents in the USA, in Europe and in Japan. This licensing agreement will give GeneProt the freedom to operate under the patents licensed for the provision of proteomics services. No transfer of technology, know-how or trade secrets will occur under the terms of this transaction.

Commenting on the OGS proteomics patent, Michael Kranda, Chief Executive Officer of OGS, said: "Our pioneering efforts in industrialised proteomics have allowed us to establish a broad portfolio of technology and disease-protein patents and patent applications. We are pleased to announce GeneProt as our first licensee."

The claims of the '754 and '794 patents relate to the use of methods and apparatus for computer-assisted selection and robotic isolation of proteins following two-dimensional separation. These are essential steps in some of the current industrial proteomics processes.

"Good science, including the emerging field of proteomics, is based on rigorous standards. In the biotechnology and pharmaceutical field, patents have long served this purpose as well as protecting the intellectual property of companies," said Cédric Loiret-Bernal, M.D., Chief Executive Officer of GeneProt. "To this end, we are delighted to reach agreement and acquire the freedom to operate under these important patents. Our goal will be to incorporate these into a portion of our MacroProt™ process."

<Ends>

Notes to Editors

About OGS

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, Medarex/GenMab, GlaxoSmithKline, NeoGenesis and Pfizer. OGS has technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and the Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research and discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS has had submissions to regulatory authorities accepted for review in both Europe and the US for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.

About GeneProt™

GeneProt™, Inc. is a global industrial-scale proteomics company focused on identifying, characterizing, selecting and, when appropriate, synthesizing certain human proteins on behalf of life sciences companies for use in the discovery and development of new therapeutic proteins, protein drug targets and protein biomarkers. GeneProt brings together and integrates international teams of leading experts in proteomics and bioinformatics with the vision, insight and ability to speed the development and enhance the quality of tomorrow's human therapies.

GeneProt's partners include leading pharmaceutical and technology companies and academic and scientific institutions such as Novartis, Compaq, Bruker Daltonics, Waters Corporation and the Swiss Institute of Bioinformatics. The company will pursue additional partnerships with organizations that can derive value from or bring value to GeneProt's unique offerings in proteomics discovery and production. Pharmaceutical partnerships represent potential significant revenue sources for both the short and the long term.

With headquarters in North Brunswick, New Jersey, GeneProt opened the world's first fully operational, industrial-scale proteomics discovery and production facility in Geneva, Switzerland, in April 2001. The facility houses the world's largest commercial supercomputer, equipped with state-of-the-art mass spectrometers and some of the most advanced bioinformatic and computing data-storage technologies and uses leading genetic and protein databases. For more information, please visit www.geneprot.com.

END

Company website

RNS Full Text Announcement

Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	12:27 26 Feb 2002
RNS Number	0406S

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Oxford GlycoSciences Plc

2) Name of shareholder having a major interest

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity Investment Services Ltd:	
Chase Nominees Ltd	509,536
Fidelity Pension Management	
Chase Nominees Ltd	351,600
RBS Trust Bank	84,500
Bankers Trust	343,800
Nortrust Nominees Ltd	14,100
BT Globenet Nominees Ltd	7,900
MSS Nominees Ltd	23,000
Citibank	14,000

Bank of New York London	18,773
Fidelity International Limited:	
Bankers Trust	14,300
RBS Trust Bank	249,400
BT Globenet Nominees Ltd	68,600
Nortrust Nominees Ltd	122,500
Citibank	10,900
Bank of New York Europe	52,814
Northern Trust	79,200
Chase Nominees Ltd	217,000
Chase Manhattan Bank London	2,272

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

55,197

8) Percentage of issued class

0.10%

9) Class of security

Ordinary 5p shares

10) Date of transaction

Unknown

11) Date company informed

25 February 2002

12) Total holding following this notification

2,184,195

13) Total percentage holding of issued class following this notification

3.93%

14) Any additional information

15) Name of contact and telephone number for queries

Richard Stephens 01235 208021

16) Name and signature of authorised company official responsible for

making this notification

John Ilett – Company Secretary

Date of notification 26 February 2002

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: /s/ John Ilett

Name: John Ilett
Title: Company Secretary

Date: March 1, 2002